Exhibit 99.2

VEON Closes USD 1.4 Billion Bond Offering, Refinancing 2027 Notes Ahead of Schedule

Dubai and New York, June 2, 2026 – VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or the “Company”), today announces the successful closing of a USD 1.4 billion dual-tranche senior unsecured notes offering (the “Offering”) by its subsidiary VEON Midco B.V. (the “Issuer”). The Offering refinances substantially all of VEON’s debt maturing in 2027 ahead of schedule and reflects sustained confidence in VEON’s digital operator transformation and AI1440 strategy.

The Offering, which priced on May 19, 2026, attracted strong interest from a diverse global investor base, including significant participation from leading US institutional fixed-income investors, alongside major asset managers and investment funds across Europe, the Middle East and Asia.

“This transaction is VEON’s largest bond offering in over a decade and is a clear endorsement of our strategy and execution. The depth and quality of the order book underscores continued access to international capital markets and confidence in VEON’s financial profile, balance sheet discipline and long-term credit story,” said VEON Group Chief Executive Officer Kaan Terzioglu. “We have positioned VEON to execute on our next phase of growth by addressing our 2027 maturities and nearly doubling the average maturity of our debt excluding leases to over four years on a pro forma basis, based on reported Group debt as of 1Q 2026.”

Transaction Summary

The Notes were issued by VEON Midco B.V. and are guaranteed by VEON Amsterdam B.V. (the “Guarantor”). The Offering comprises USD 700 million 6.95% Senior Notes due June 1, 2031, non-callable for two years, and USD 700 million 7.45% Senior Notes due June 1, 2033, non-callable for three years. Both tranches priced at par and have been assigned a credit rating of BB- by Fitch and S&P. The Notes rank pari passu with the Issuer’s outstanding debt. The Notes were admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange on June 1, 2026. The Notes were offered pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended.

Early Tender Offer Results Support Refinancing Objective

Noteholders tendered over USD 936 million in principal amount of VEON’s outstanding USD 1,013,973,000 3.375% Senior Notes due 2027 (the “2027 Notes”), exceeding the maximum participation amount and enabling VEON to accept and retire approximately USD 886 million of the outstanding 2027 Notes.

In parallel with the Offering, on May 18, 2026 the Issuer launched a cash tender offer (the “Tender Offer”) inviting holders of the 2027 Notes to tender their 2027 Notes for cash, subject to the satisfaction of the New Financing Condition and the other conditions set out in the tender offer memorandum dated May 18, 2026 (the “Tender Offer Memorandum”). On May 20, 2026, the Issuer announced an upsizing of the Maximum Aggregate Purchase Price to USD 875 million from USD 750 million, reflecting strong investor engagement with the transaction.

As of the Early Tender Deadline, holders had validly tendered (and not withdrawn) USD 936,022,000 in aggregate principal amount of the 2027 Notes. The Issuer has accepted USD 886,075,000 in aggregate principal amount of such validly tendered Notes, subject to scaling at a Proration Factor of 0.922911. Holders whose 2027 Notes were validly tendered prior to the Early Tender Deadline and accepted for purchase will receive the Early Tender Offer Purchase Price of USD 987.50 per USD 1,000 in principal amount, together with the Accrued Interest Amount, on the Early Settlement Date of June 4, 2026.

Since the aggregate Early Tender Offer Purchase Price of the Notes validly tendered prior to the Early Tender Deadline exceeds the Maximum Aggregate Purchase Price, the Issuer does not expect to accept any further tenders of Notes following the Early Tender Deadline.

Capitalized terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum. The Notes were offered pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended.

About VEON

VEON is a digital operator that provides connectivity and digital services to over 150 million connectivity customers and more than 228 million digital users. Operating across five countries that are home to more than 6% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth.

AI1440 is VEON’s group-wide strategy to embed artificial intelligence across its operations and consumer and enterprise offerings, augmenting human capabilities and creating economic value throughout its markets. The name reflects VEON’s ambition to apply AI throughout all 1,440 minutes of the day.

VEON is listed on NASDAQ under the ticker VEON. For more information, visit: https://www.veon.com.

VEON media contact

pr@veon.com

Cautionary Statement

Promotion of the notes in the United Kingdom is restricted by the Financial Services and Markets Act 2000 (the “FSMA”), and accordingly, the notes are not being promoted to the general public in the United Kingdom. This announcement is only addressed to and directed at persons who (i) are investment professionals, as such term is defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).

The notes will only be available to relevant persons and this announcement must not be acted on or relied on by anyone who is not a relevant person.

Manufacturer target market (MIFID II/UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EU PRIIPs key information document (KID) and no disclosure document required by the FCA Product Disclosure Sourcebook (DISC) has been prepared as not available to retail investors in EEA or the United Kingdom.

Disclaimer

This announcement is not an offer of securities for sale into the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration. No public offering of securities is being made in the United States.

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including in relation to the closing of the Offering, the Tender Offer and VEON’s intended use of proceeds. These forward-looking statements generally are identified by the words “expect,” “will,” “will be,” and similar expressions (including the negative versions of such words or expressions).

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Readers are cautioned that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that the Group’s or any of its affiliates’ actual results of operations may differ materially.